130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com

NEWS RELEASE

November 5, 2013	No. 13-11

Avalon Receives Federal Government Approval for Nechalacho Project Environmental Assessment

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that the Report of Environmental Assessment (“EA”) for the Nechalacho Rare Earth Elements Project (the “Project”) was approved on November 4, 2013 by the Minister of Aboriginal Affairs and Northern Development Canada, the Honorable Bernard Valcourt, on behalf of the Responsible Ministers (Environment Canada, Transport Canada and the Government of the Northwest Territories).

The Responsible Ministers have agreed to adopt the recommendation of the Mackenzie Valley Environmental Impact Review Board that the proposal be approved subject to the implementation of measures and commitments contained in the Report of EA, as described in the Company’s news release dated July 29, 2013. Ministerial approval allows the Company to proceed with formal applications for the required land use permits and water licenses to the Mackenzie Valley Land and Water Board.

Don Bubar, President and CEO commented, “The Ministers’ approval of the Report of EA is a significant milestone in the advancement of the Nechalacho Project. Approval of the development proposal removes a significant uncertainty in the minds of investors regarding the timelines for Project development.”

Mark Wiseman, Vice President of Sustainability added, “We are committed to implementing the measures recommended in the Report of EA to minimize environmental impacts. We also remain committed to completing agreements with our Aboriginal partners and the Government of the Northwest Territories to maximize the benefits for local communities.”

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the potential of the Nechalacho Deposit as a source of future non-Chinese rare-earth production. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “words and phrases that suggest state that certain actions, events or results will be “implemented” or “completed”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.